

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Martin E. Franklin
President
Justice Delaware Holdco Inc.
1114 Avenue of the Americas, 41st Floor
New York, NY 10036

> **Re: Justice Delaware Holdco Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed June 8, 2012**
> **File No. 333-181261**

Dear Mr. Franklin:

We have reviewed your response to our letter dated June 6, 2012 and have the following additional comments. Please note that page references refer to the marked version of your document provided by counsel.

Industry Data, page ii

1. We note your response to prior comment 2. Please provide us with support for the data attributed to The NPD Group or a copy of the report from which this data was derived. Additionally, please confirm that data attributed to The NPD Group was not commissioned by you for use in connection with the registration statement or file the consent of The NPD Group as an exhibit to your amended registration statement. Refer to Securities Act Rule 436.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 44

2. As discussed in Note 22 to your audited financial statements, you have an agreement with Carrols to sell 278 of your company-owned restaurants. In this regard, it appears that your unaudited pro forma condensed consolidated financial statements should be revised to provide pro forma financial information with respect to the Carrols transaction. For guidance, please refer to Rule 11-01(a)(8) of Regulation S-X.

Executive Compensation, page 120

Compensation Discussion and Analysis, page 120

Annual Cash Incentive Program, page 122

3. We note your response to prior comment 5 and reissue. Given that the individual achievement percentage comprises 50% of the achievement percentage component of the bonus payout formula and that no bonus is awarded if a named executive officer's individual achievement is less than 50%, it appears that a named executive officer's individual achievement percentage is material in the context of your executive compensation policies and decisions. Please disclose the actual individual achievement percentage for each named executive officer that was used to calculate each named executive officer's cash incentive under the 2011 Annual Bonus Program.

Audited Financial Statements

Note 22. Subsequent Events, page F-106

4. We note that you expected the sale of 278 of your company-owned restaurants to Carrols to result in an impairment charge. Please update this disclosure with respect to your expectation of recording an impairment charge in connection with the Carrols transaction. Similarly, please revise your unaudited interim financial statements, as appropriate.

You may contact Juan Migone at (202) 551-3312 or David R. Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Christopher A. Kitchen
        Kirkland & Ellis LLP